Another major step in the transformation has been completed.

As many of you know, we have achieved the next phase of our transformation with four major events in the past several months:

First, after acquiring MBI-3253 (celgosivir) in February, we quickly completed the work required to submit a clinical trial application (CTA) to Health Canada for a Phase II human clinical study in chronic hepatitis C (HCV) patients and received approval on September 7th to initiate the study. This represents a very positive step forward for MBI-3253, since a recognized regulatory agency has reviewed the clinical, preclinical and manufacturing data available for the product, allowing us to move quickly into Phase II with this potential blockbuster product opportunity.

Enrollment in this study should begin very soon, with approximately 60 treatment-naive or interferon-intolerant HCV patients randomized into one of three dosage groups, treated for 12 weeks at five sites in Canada. The objective of this initial monotherapy study is to evaluate HCV viral loads at various time points during the study, and then at the end of the study.  Safety of the product in HCV patients will also be evaluated.  We expect to get results from this study in the second quarter of calendar 2005.

MBI-3253 has already demonstrated preclinical efficacy in the widely accepted surrogate model of HCV infection (the BVDV model) and has been well tolerated in over 500 human subjects treated to-date.  These facts are important since the BVDV model is highly predictive of clinical efficacy and many products fail clinically due to tolerability or toxicity issues. Also, since MBI-3253 has shown additive and synergistic effects with the "gold standard" products on the market (interferon and ribavirin)1 , our development plan includes combination studies as the next steps to further evaluate efficacy.  In addition, HCV has been shown to be hypersensitive to glucosidase inhibitors (the mechanism of action of MBI-3253)2.

Second, in August we completed a collaboration and license agreement on MBI-226 for catheter-related infections with San Diego-based Strata Pharmaceuticals in a deal valued at up to $42 million before royalties.  This achievement, as much as any other, provides clear evidence of the expertise and experience of our team in dealing with any circumstance to achieve a positive outcome.  Strata plans to seek a Special Protocol Assessment (SPA), from the US FDA for a confirmatory Phase III clinical study of MBI-226, which they intend to start in the first half of calendar 2005.

An SPA is a process providing for an official FDA regulatory evaluation of the Phase III protocol design. The SPA gives trial sponsors a written agreement that the design and the analysis of the study are adequate to support a marketing application like an NDA (New Drug Application). If the study is performed according to the SPA, and the results are successful, the future of the program is much more certain.  This SPA agreement can only be changed by the sponsor company or the FDA using a written agreement process, or if the FDA becomes aware of a substantial scientific issue essential to the product's efficacy or safety.  While an SPA does not guarantee approval of the product, it makes the process considerably more predictable.

Third, in August, we completed the acquisition of MitoKor, Inc. of San Diego.  This acquisition has played a major role in the transformation we initiated in early 2002. Less than 2½ years ago we were a company with one technology and two niche market product opportunities in the topical anti-infective space (the prevention of catheter-related infections and the treatment of acne).

Now, with the acquisition of MitoKor and our previous business development activities, our company has a broad portfolio of both clinical and preclinical development programs, including five clinical-stage product

1 Whitby et al., Action of celgosivir (6 O-butanoyl castanospermine) against the pestivirus BVDV: implications for the treatment of hepatitis C. Antiviral Chemistry & Chemotherapy, 2004, 15: 141-151

2 Zitzmann, N., et al., Imino sugars inhibit the formation and secretion of bovine viral diarrhea virus, a pestivirus model of hepatitis C virus: implications for the development of broad spectrum anti-hepatitis virus agents. Proceedings of the National Academy of Sciences of the United States of America, 1999. 96(21):11878-11882.

candidates in the areas of HCV, Alzheimer's disease, catheter-related infections, acne, and human papillomavirus (HPV).  In preclinical development, product opportunities include some major medical indications such as HCV, Hepatitis B Virus (HBV), arthritis, serious hospital-acquired infections, Friedreich's ataxia, retinitis pigmentosa, glaucoma, stroke/ischemia reperfusion injury and obesity.  The combined company also has corporate agreements with Pfizer, Wyeth, Strata Pharmaceuticals and Springbank Technologies.

Fourth, at our Annual Meeting on September 8th we received approval to symbolize this major transformation process with a corporate name change. So, going forward our new name will be MIGENIX Inc.   We will also be seeking approval to change our TSX trading symbol as we progress through the process of changing our name and our identity.  Our US trading symbol will remain MGIXF.

While all these accomplishments are significant, we realize they must translate into increased shareholder value.  We expect the results of our transformation to start paying off as we begin communicating the new MIGENIX story broadly throughout Canada, the United States, and Europe. Most importantly, we must achieve clinical success as we advance our leading programs toward commercialization.  That is why it is so important to have many "shots on goal".  Fortunately, the next several months will be a period of intense clinical activity at MIGENIX, with the following studies planned

  Phase IIa HCV clinical trial on MBI-3253 (results in the second quarter of calendar 2005)

  Phase IIa Alzheimer's study on MITO-4509 (initiation planned in the first half of calendar 2005)

  Phase III catheter-related infection study on MBI-226 under SPA (targeted to begin in first half of calendar 2005)

As in the past, we are focused on our highest priority, greatest value-driving programs, making sure we do the best that can be done to achieve the milestones we need to create value.  The company you knew as Micrologix no longer exists. This new company, MIGENIX, will advance its mission of advancing therapies, improving health, and enriching life by having multiple product opportunities in both blockbuster and niche market indications, systematically leveraging our resources, experience, and expertise in developing products.

On behalf of the entire MIGENIX team, we thank you for your support.

"Jim DeMesa"

Jim DeMesa, MD, MBA

President & CEO

MIGENIX Inc.

September 14, 2004

Micrologix Biotech Inc.

CONSOLIDATED BALANCE SHEETS

As at (Unaudited-in thousands of Canadian dollars)	July 31, 2004 $	April 30, 2004 $

ASSETS Current
Cash and cash equivalents	3,793	4,382
Short-term investments	14,985	17,336
Amounts receivable	50	73
Prepaid expenses and deposits	298	269
Total current assets	19,126	22,060
Long-term investments	1	1
Other assets (note 6(a))	600	463
Capital assets	1,336	1,358
Intangible assets	2,232	2,178
	23,295	26,060

LIABILITIES AND SHAREHOLDERS' EQUITY Current
Accounts payable and accrued liabilities	2,967	2,944
Current portion of capital lease obligation (note 3)	59	58
Deferred revenue (note 6(b))	267	-
Total current liabilities	3,293	3,002

Capital lease obligation (note 3)	53	68
Total liabilities	3,346	3,070
Shareholders' equity
Common shares (note 4(a)(i))	108,518	108,517
Preferred shares (note 4(a)(ii))	-	-
Contributed surplus	358	262
Deficit	(88,927)	(85,789)
Total shareholders' equity	19,949	22,990
	23,295	26,060

See accompanying notes

On behalf of the Board:

"Jim DeMesa"

"Colin Mallet"

Director

Director

Micrologix Biotech Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited-in thousands of Canadian dollars except per share amounts)	Three months ended July 31,
	2004 $	(restated-note 2) 2003 $
REVENUE Licensing Research and development collaboration	- -	114 1,278
	-	1,392
EXPENSES Research and development General and corporate Amortization	2,191 911 154	3,491 953 188
	3,256	4,632
Operating loss for the period	(3,256)	(3,240)
Other income (expense) Interest income Foreign exchange gain (loss)	112 6	186 (100)
	118	86
Loss for the period Deficit, beginning of period	(3,138) (85,789)	(3,154) (73,570)
Deficit, end of period	(88,927)	(76,724)
Basic and diluted loss per common share (note 4(d))	(0.06)	(0.07)
Weighted average number of common shares outstanding (in thousands - note 4(d))	53,635	46,566

See accompanying notes

Micrologix Biotech Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended July 31,
(Unaudited-in thousands of Canadian dollars)	2004 $	(restated-note 2) 2003 $
OPERATING ACTIVITIES
Loss for the period	(3,138)	(3,154)
Items not affecting cash:
Amortization	154	188
Stock based compensation	96	147
Gain on disposal of capital assets	-	(1)
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	103	46
Amounts receivable	23	1,092
Prepaid expenses and deposits	(29)	69
Accounts payable and accrued liabilities	386	(888)
Deferred revenue	267	(114)
Cash used in operating activities	(2,138)	(2,615)

FINANCING ACTIVITIES
Proceeds on exercise of stock options	1	2
Repayment of capital lease obligation	(14)	(9)
Cash used in financing activities	(13)	(7)

INVESTING ACTIVITIES
Funds from short-term investments	8,202	6,466
Purchase of short-term investments	(5,954)	(6,405)
Other asset expenditures	(463)	-
Purchase of capital assets	(123)	(124)
Intangible asset expenditures	(100)	(281)
Proceeds on disposal of capital assets	-	1
Cash provided by (used in) investing activities	1,562	(343)

Decrease in cash and cash equivalents	(589)	(2,965)
Cash and cash equivalents, beginning of period	4,382	6,172
Cash and cash equivalents, end of period	3,793	3,207
Supplemental cash flow information Increase in capital lease obligation	-	176

See accompanying notes

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended July 31, 2004 (Unaudited-Canadian dollars)

1.

BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements.  The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with the Company's most recent annual audited consolidated financial statements for the year ended April 30, 2004.  These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company.

In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made.  Interim results are not necessarily indicative of results for a full year.

2.

CHANGE IN ACCOUNTING POLICY

Stock-based compensation

In accordance with the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, the Company adopted a change in its accounting for employee stock-based awards during the year ended April 30, 2004 and accordingly, compensation expense was recognized prospectively for stock-based awards made to executive officers, directors and employees beginning May 1, 2003. Prior to the adoption of this method, the Company had been disclosing in the notes to its financial statements the pro-forma effect of accounting for stock options awarded to executive officers, directors and employees under the fair value method. As this change was implemented in the fourth quarter of Fiscal 2004, the previously reported figures for the three months ended July 31, 2003 have been restated, resulting in an increase of $49,000 in research and development expenses and an increase of $89,000 in general and corporate expenses.  This increased the basic and diluted loss per common share for the three months ended July 31, 2003 to $(0.07) from $(0.06).

Micrologix Biotech Inc.

3.

CAPITAL LEASE OBLIGATION

During the year ended April 30, 2004, the Company entered into a lease agreement expiring June 30, 2006, relating to lab equipment for which the future minimum lease payments at July 31, 2004 are as follows:

Amount $
(thousands)
Fiscal Years Ending April 30
2005	49
2006	66
2007	5
Total future minimum lease payments	120
Less: Amount representing interest	8
Present value of minimum lease payments	112
Current portion of capital lease obligation	59
Long term portion of capital lease obligation	53

4.

SHARE CAPITAL

[a] Issued and outstanding

[i] Common shares

	Number of Shares	Amount $
	(thousands)	(thousands)

Balance, April 30, 2004	54,821	108,517
Issued for cash pursuant to exercise of stock options	1	1
Balance, July 31, 2004	54,822	108,518

[ii] Preferred shares

	Number of Shares	Amount $
	(thousands)	(thousands)
Series A	350	-
Series B	1,000	-
Series C	5,250	-
Series D	4,000	-
Balance, April 30, 2004 and July 31, 2004	10,600	-

Micrologix Biotech Inc.

4.

SHARE CAPITAL (cont'd)

[b] Stock options

[i]

Stock option transactions and the number of stock options outstanding with respect to both the 1996 and 2000 Stock Option Plans are summarized as follows:

	Number of Common Shares (thousands)	Weighted Average Exercise Price $

Balance, April 30, 2004	3,895	1.57
Options granted	284	1.20
Options exercised	(1)	(0.89)
Options forfeited/expired	(27)	(3.28)
Balance, July 31, 2004	4,151	1.53

The stock options expire at various dates between August 17, 2004 and June 27, 2012.

[ii]

The following table summarizes information about options outstanding with respect to both the 1996 and 2000 Stock Option Plans at July 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding (thousands)	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Exercisable (thousands)	Weighted Average Exercise Price $

0.55-0.71	115	0.63	5.6	78	0.62
0.72-1.07	1,909	0.90	6.2	966	0.85
1.08-1.59	1,324	1.50	5.8	1,028	1.56
1.60-2.30	371	1.84	5.8	236	1.86
2.31-3.40	148	3.07	2.5	148	3.07
3.41-5.37	176	4.57	1.9	172	4.56
5.38-8.00	109	5.92	3.5	100	5.87
	4,151	1.53	5.6	2,728	1.74

Micrologix Biotech Inc.

4.

SHARE CAPITAL (cont'd)

[b] Stock options

[iii]

Stock-based Compensation Expense

The Company recorded stock based compensation expense of $96,000 for the three months ended July 31, 2004 ($147,000 for the three months ended July 31, 2003) relating to stock options granted to executive officers, directors, and employees since May 1, 2003 (note 2) and to consultants since May 1, 2002. This expense has been allocated on the same basis as cash compensation resulting in $48,000 (2003 - $54,000) being allocated to research and development and $48,000 (2003 - $93,000) being allocated to general and corporate. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended July 31,
	2004	2003
Annualized volatility	82.0%	91.6%
Risk-free interest rate	3.5%	3.4%
Expected life of options in years	5.0	5.0
Dividend yield	0.0%	0.0%

The weighted average fair value of stock options granted during the three months ended July 31, 2004 was $0.82 (2003 - $1.21).The estimated fair value of stock options is amortized to expense over the vesting period of the stock options.

The Black-Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Micrologix Biotech Inc.

4.

SHARE CAPITAL (cont'd)

[b] Stock options

[iv]

Pro-forma Information - Stock-based Compensation

Pro-forma disclosure is required to reflect the impact on the Company had it elected to adopt the fair value method of accounting for options granted to executive officers, directors and employees effective May 1, 2002. If the computed fair values of stock options granted May 1, 2002 to April 30, 2003 had been amortized to expense over their vesting periods, the loss and loss per common share would have been:

	Three months ended July 31,
	2004	2003
	$ (thousands, except per share amounts)	$ (thousands, except per share amounts)
		(restated-note 2)
Loss for the period as reported	(3,138)	(3,154)
Compensation charge related to stock options granted to executive officers, directors and employees during the period May 1, 2002 to April 30, 2003	(26)	(26)
Proforma loss for the period	(3,164)	(3,180)

Proforma basic and diluted loss per common share	(0.06)	(0.07)

 [c] Warrants

As at July 31, 2004 and April 30, 2004, the Company had warrants outstanding for the purchase of 5,851,664 common shares at an average exercise price per common share of $1.56, expiring between December 5, 2005 and December 3, 2007, of which warrants for the purchase of 1,970,414 common shares have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

Micrologix Biotech Inc.

4.

SHARE CAPITAL (cont'd)

 [d] Loss per common share

	Three months ended July 31,
	2004	2003
	$ (thousands, except per share amounts)	$ (thousands, except per share amounts)
Numerator: Loss for the period	(3,138)	(restated-note 2) (3,154)
Denominator: Weighted average number of common shares outstanding including escrowed shares Less: weighted average number of escrowed shares outstanding	54,822 (1,187)	47,753 (1,187)
Weighted average number of common shares outstanding	53,635	46,566

Basic and diluted loss per common share	(0.06)	(0.07)

5.

RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms.

During the three months ended July 31, 2004, the Company incurred legal fees of $0.2 million [2003 - $0.1 million] inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. Included in accounts payable and accrued liabilities at July 31, 2004, is $0.2 million [2003 - $0.1 million] owed to this law firm.

6.

SUBSEQUENT EVENTS

[a] Acquisition of MitoKor Inc.

On April 15, 2004 the Company entered into a definitive agreement to acquire San Diego-based MitoKor, Inc. ("MitoKor"), a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction, with clinical and preclinical product candidates in Alzheimer's, arthritis, Parkinson's and other diseases. The acquisition was subject to a California fairness hearing, the approval of MitoKor's shareholders and other customary conditions.

On August 11, 2004 the Company was issued a Permit from the Department of Corporations of the State of California to proceed with the acquisition of MitoKor and on August 31, 2004 the Company completed the acquisition of MitoKor. Total consideration paid by the Company was approximately $6.9 million consisting of:

Micrologix Biotech Inc.

6.

SUBSEQUENT EVENTS (cont'd)

  5.4 million common shares as upfront consideration valued at $6.1 million;

  4,000,000 Series E convertible redeemable preferred shares for up to US$4 million of potential future milestones payable in common shares and/or cash upon the achievement of certain product development or other milestones related to the MitoKor portfolio. These Series E preferred shares will be recorded at their aggregate redemption value of US$1;

  $0.8 million of transaction related costs including $0.6 million recorded as Other Assets at July 31, 2004; and

  a US$25,000 cash payment.

.

Additionally as part of the transaction Micrologix assumed warrants for the purchase of 128,862 common shares with a weighted average exercise price of US$13.53 with expiry dates through June 22, 2011.

Based on a preliminary allocation of the purchase consideration the significant assets and liabilities acquired include approximately $1.5 million in net working capital ($0.5 million cash net of payables) and approximately $5.0 million in intangible assets.

The transaction will be accounted for using the purchase method of accounting for business combinations. The Company will complete a final purchase price allocation during the three months ending October 31, 2004.

[b] License Agreement with Strata Pharmaceuticals Inc.

Further to the exclusive negotiation period entered into on June 3, 2004, the Company and Strata Pharmaceuticals, Inc. ("Strata") on August 2, 2004 entered into a collaboration and license agreement for the North American and European rights to the Company's product candidate for the prevention of catheter-related bloodstream infections.  Pursuant to the terms of the agreement the Company received: (i) an up-front fee of $1,995,000 (US$1,500,000) of which $267,000 (US$200,000) was received during the three months ended July 31, 2004 as a non-refundable exclusivity fee; and (ii) an equity investment of $665,000 (US$500,000) priced at a premium to market. As part of the agreement, the Company is also entitled to receive development and commercialization milestone payments up to US$30,000,000 and a double-digit royalty on net sales of the product (a portion of certain manufacturing development costs incurred by Strata up to US$2 million are to be deducted from royalties). In addition, Strata is responsible for and will fund the clinical, regulatory, and commercialization costs related to the product candidate and will assume responsibility for manufacturing. The agreement also provides for a Joint Management Development Committee with representatives from both the Company and Strata.

As the Company will have limited involvement in the ongoing development of the product the licensing fee of $1,995,000 (inclusive of the exclusivity fee) and the $110,000 premium on the equity investment will be recognized as licensing revenue in August 2004. The $267,000 non-refundable exclusivity fee received during the three months ended July 31, 2004 has been recorded as deferred revenue at July 31, 2004.

On August 2, 2004, the Company issued 617,284 common shares to Strata pursuant to the equity investment.

The following should be read in conjunction with the audited consolidated financial statements and management's discussion & analysis of financial condition and results of operations for the year ended April 30, 2004; and the interim unaudited consolidated financial statements for Q1/05, including the related notes therein. All amounts unless indicated otherwise are expressed in Canadian dollars. The discussion and analysis contained in this Management Discussion & Analysis is as of September 10, 2004. Additional information on the Company including the Company's Annual Information Form is available on SEDAR at www.sedar.com.

NAME CHANGE

At the Company's annual general meeting on September 8, 2004, approval was received for a corporate name change. On September 9, 2004 the Company changed its name to MIGENIX Inc. and Toronto Stock Exchange approval is being sought for a new stock symbol.

CLINICAL DEVELOPMENT PROGRAMS

MBI-226: Prevention of Catheter-Related Infections

As the primary endpoint was not achieved in the MBI-226 Phase III study completed in July 2003, the results required investigation into the regulatory and market options available for MBI-226, including potentially terminating the program. Most MBI-226 development activities were put on hold after the Phase III results.  Based on meetings with the US FDA regarding the MBI-226 regulatory path including a meeting in Q1/05, several options are available for advancing the MBI-226 program toward a New Drug Application (NDA) for marketing approval. The US FDA at the Q1/05 meeting encouraged Micrologix to complete a confirmatory Phase III trial using, as the primary endpoint, statistically significant secondary endpoints from the Phase III study completed in July 2003, specifically local catheter site infections.  Although a more challenging path, the meeting also resulted in the opportunity to submit an NDA for catheter-related bloodstream infections based on data from the first Phase III study.

On June 3, 2004 Micrologix entered into a 60 day exclusive negotiation period (the "Exclusivity Period") to license MBI-226 and on August 2, 2004 Micrologix entered into a Collaboration and License Agreement for the development and commercialization of MBI-226 with Strata Pharmaceuticals, Inc., ("Strata") a private, hospital-focused specialty pharmaceutical company based in San Diego. Under the terms of the agreement Strata have the exclusive rights to market and sell MBI-226 in North America and Europe. Consideration to Micrologix in exchange for these rights includes:

  $2.65 million in up-front payments: comprised of a $2.0 million (US$1.5 million) up-front license fee and a $650,000 (US$500,000) equity investment in Micrologix common shares at a premium to market ($1.08 per common share). During Q1/05 Micrologix received US$200,000 of the license fee as non-refundable compensation for suspending licensing discussions with other parties during the Exclusivity Period and the remainder of the license fee plus the equity investment were received in August 2004. (See "RESULTS OF OPERATIONS - Revenues")

  up to $40 million (US$30 million) in development and commercialization milestone payments; and

  a double-digit royalty on net sales

In addition, Strata will fund the clinical, regulatory, and commercialization costs related to MBI-226 and will assume responsibility for manufacturing. Micrologix and Strata will form a Joint Development Management Committee (JDMC) to oversee the development of MBI-226. Strata will seek a Special Protocol Assessment (SPA) from the US FDA for a confirmatory Phase III human clinical study, which is expected to be initiated in the first half of calendar 2005. In addition, the option to submit an NDA based solely on data from the first Phase III study will be reviewed by the JDMC.

MBI-594AN: Treatment of Acne

The Company is pursuing a co-development and commercialization partner for the further development of MBI-594AN in order to meet the objective of advancing this program while prudently managing the Company's cash resources. Micrologix was targeting the completion of a license agreement for MBI-594AN in the first half of calendar 2004 however this was not achieved. The Company is targeting the completion of a licensing agreement for MBI-594AN before the end of calendar 2004 (see "RISKS AND UNCERTAINITIES"). Discussions, negotiations, and due diligence activities with potential partners are ongoing. It is not known whether a license agreement can be completed under terms acceptable to the Company. Pending a license agreement the Company is delaying certain MBI-594AN development expenditures as it is expected that decisions about future studies and manufacturing will be made in conjunction with a licensing partner. Requirements prior to Phase III studies include product manufacturing, a non-clinical teratogenicity study, an end-of-Phase II meeting with the US FDA, and the design of Phase III trials.

MBI-3253: Treatment of Chronic Hepatitis C virus ("HCV") Infections

In February 2004, the Company acquired the global rights to celgosivir (designated "MBI-3253") from Virogen Limited (UK). MBI-3253, which has been administered to approximately 500 subjects in human clinical studies to date, is a novel, oral antiviral agent under development for the treatment of chronic HCV infections.  On September 7, 2004 the Company received a Letter of Authorization for its clinical trial application (CTA) from Health Canada to begin a Phase IIa human clinical study with MBI-3253.

Study site selection has been completed, with the study expected to begin enrolling patients within the next few weeks. This study is an open-label, randomized, dose-response, 12-week monotherapy study being conducted at 5 sites in Canada and is expected to enroll approximately 60 treatment naive or interferon-intolerant HCV patients divided into three dosage groups. The primary endpoint of the study will be the log reduction in HCV viral loads at various time points during the study and at 12 weeks. The study will also assess the safety of MBI-3253 in HCV patients.  It is anticipated that results from the study will be available in the second quarter of calendar 2005. We are also planning to conduct combination therapy human efficacy studies in the future since it is expected by most experts that HCV therapy will be a combination approach (as it is currently).  MBI-3253 has already shown additive and synergistic effects when combined with the currently available HCV products (interferon and ribavirin) in non-clinical studies.

OTHER RESEARCH AND DEVELOPMENT PROGRAMS

In December 2003 a lead development candidate was identified in the lipopeptide program acquired from Intrabiotics/BioSource in May 2002.  The compound selected (designated "MBI-2401") is intended to be an intravenous product for the treatment of serious, hospital-acquired Gram-positive infections. During Q1/05 activities in this program focused on manufacturing process development in preparation for GLP non-clinical work. As a result of its program prioritization process the Company will be delaying certain MBI-2401 development activities in order to focus resources on more advanced programs (MBI-3253 and MITO-4509). It is now not likely that the Company will begin clinical development of MBI-2401 in the first half of calendar 2005 as expected.

Lead identification and optimization work is focused on the Company's pre-clinical HCV compounds. Work on the HBV pre-clinical compounds acquired as part of the Origenix asset acquisition in September 2002 is proceeding at this time utilizing government sponsored NIH testing services with minimal internal resources.

BUILDING THE PRODUCT PIPELINE

As part of the Company's long-term strategy to build value and a sustainable business model, Micrologix on an ongoing basis investigates in-licensing and/or acquisition opportunities to expand its product pipeline with solid technology and promising product opportunities. Since May 2002, five in-licensing and acquisition transactions have been completed. The Company's intent is to complete additional in-licensing and acquisition transactions that fit within the Company's product strategy and development capabilities in the future.

Acquisition of MitoKor, Inc.

On April 15, 2004 the Company entered into a definitive agreement to acquire San Diego-based MitoKor, Inc. ("MitoKor"). MitoKor is a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction, with clinical and preclinical product candidates in Alzheimer's, arthritis, and other diseases. Adding MitoKor's clinical and preclinical product candidates for neurological, metabolic, and degenerative diseases will broaden the Company's therapeutic focus and increase the commercial opportunities available to Micrologix. MitoKor's most advanced program is MITO-4509, an orally-administered drug candidate which has demonstrated activity in animal models of Alzheimer's disease, and was well tolerated in a Phase I clinical trial. Planning and certain manufacturing activities are underway to advance MITO-4509 into Phase II clinical development. MitoKor's pre-clinical programs include opportunities in arthritis, Friedreich's ataxia, retinitis pigmentosa, glaucoma, stroke/ischemia reperfusion injury, and obesity. Additionally MitoKor has license agreements with Pfizer and Wyeth.

On August 11, 2004 the Company was issued a Permit from the Department of Corporations of the State of California to proceed with the acquisition of MitoKor pursuant to a public fairness hearing held at the Department of Corporations in Los Angeles, California. The Permit and MitoKor shareholder approval were the major conditions to be satisfied prior to completing the acquisition of MitoKor. On August 31, 2004 the Company completed the acquisition of MitoKor. Total consideration paid by the Company was approximately $6.9 million consisting of:

  5.4 million common shares as upfront consideration valued at $6.1 million;

  4,000,000 Series E convertible redeemable preferred shares for up to US$4 million of potential future milestones payable in common shares and/or cash upon the achievement of certain product development or other milestones related to the MitoKor portfolio (see "LIQUIDITY AND CAPITAL RESOURCES"). These Series E preferred shares will be recorded at their aggregate redemption value of US$1;

  $0.8 million of transaction related costs including $0.6 million recorded as Other Assets at July 31, 2004; and

  a US$25,000 cash payment.

Based on a preliminary allocation of the purchase consideration the significant items are approximately $1.5 million in net working capital ($0.5 million cash net of payables) and approximately $5.0 million in intangible assets.

Additionally as part of the transaction Micrologix assumed warrants for the purchase of 128,862 common shares with a weighted average exercise price of US$13.53 with expiry dates through June 22, 2011.

CRITICAL ACCOUNTING POLICIES

The Company's critical accounting policies are disclosed in the Company's 2004 Annual Report in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual audited consolidated financial statements.

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary financial data for our last eight quarters:

	Three months ended,
(Expressed in thousands, except per share amounts)	July 31, 2004 ("Q1/05")	April 30, 2004 ("Q4/04")	January 31, 2004 ("Q3/04") (1)	October 31, 2003 ("Q2/04") (1)

Revenue	$ -	$ -	$926	$654
Operating Loss	$(3,256)	$ (3,954)	$(1,871)	$(3,535)
Net Loss	$(3,138)	$ (3,816)	$(1,737)	$(3,512)
Basic and diluted loss per common share	$(0.06)	$ (0.07)	$(0.04)	$(0.08)
Weighted average number of common shares outstanding	53,635	51,384	46,691	46,691
	Three months ended,
	July 31, 2003 ("Q1/04") (1)	April 30, 2003 ("Q4/03")	January 31, 2003 ("Q3/03")	October 31, 2002 ("Q2/03")

Revenue	$1,392	$ 1,842	$2,727	$2,295
Operating Loss	$(3,240)	$ (4,324)	$(4,034)	$(2,722)
Net Loss	$(3,154)	$ (4,406)	$(3,972)	$(2,514)
Basic and diluted loss per common share	$(0.07)	$ (0.10)	$(0.09)	$(0.07)
Weighted average number of common shares outstanding	46,566	46,312	43,569	38,335

(1) The Operating Loss, Net Loss and Basic and diluted loss per common share figures for Q1/04, Q2/04 and Q3/04 have been adjusted from those previously reported to reflect the Company's adoption in April 2004 (effective May 1, 2003) of the amendments to the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments.

The primary factors affecting the magnitude of the Company's operating losses and net losses have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing revenues, and write-downs in intangible assets. The MBI-594AN Phase IIb trial initiated in Q3/03 was not funded by a partner and the study was completed in Q2/04. The operating loss and net loss in Q3/04 were significantly lower than previous quarters as a result of $0.8 million in previously deferred revenue being recorded as licensing revenue following the termination of the MBI-226 license Agreement with Fujisawa Healthcare in January 2004 and no active clinical trials. The operating loss and net loss in Q4/03, Q2/04 and Q4/04 include intangible asset write-downs of approximately, $0.7 million, $0.2 million and $0.9 million, respectively.

RESULTS OF OPERATIONS (for the three months ended July 31, 2004 ("Q1/05"))

Overview

The Q1/05 loss is $3.1 million ($0.06 per common share) compared to a loss of $3.2 million ($0.07 per common share) for the three months ended July 31, 2003 ("Q1/04") and a loss of $3.8 million ($0.07 per common share) for three months ended April 30,

2004 ("Q4/04").  The decrease in the loss in Q1/05 compared with Q4/04 is principally attributable to the write-down of the MBI-1121 program of $0.9 million in Q4/04. Micrologix has been unprofitable since its formation and has incurred a cumulative deficit of $88.9 million to July 31, 2004.

Revenues

Licensing revenues for Q1/05 were $nil (Q1/04: $0.1 million; Q4/04: $nil). The licensing revenues in Q1/04 were pursuant to the MBI-226 license agreement with Fujisawa which ended in Q3/04.

As a result of the license agreement entered into in August 2004 with Strata Pharmaceuticals, Inc. (see "MBI-226: Prevention of Catheter-Related Infections") the Company will record $2.1 million in licensing revenue during the quarter ending October 31, 2004.

Research and Development Expenses

Research and development expenses were $2.2 million in Q1/05 (Q1/04: $3.5 million; Q4/04: $1.9 million) and include: (1) clinical program development costs; (2) personnel costs; and (3) other costs.

Clinical program development costs were $0.2 million or 9% of research and development expenses in Q1/05 (Q1/04: $1.8 million or 51%; Q4/04: $0.2 million or 11%).  The decrease in clinical program development costs in Q1/05 compared with Q1/04 is due to a decrease in clinical program development costs for the MBI-226 program (Phase III trial completed in Q1/04) and the MBI-594AN program (Phase IIb trial completed in Q2/04).  Total clinical program development costs for MBI 226 were $nil in Q1/05 (Q1/04: $1.0 million; Q4/04: $0.1 million).  Total clinical program development costs for MBI 594AN were $nil in Q1/05 (Q1/04: $0.7 million; Q4/04: $0.1 million).  The Q1/05 decrease was slightly offset by $0.1 million (Q1/04: $nil; Q4/04: $nil) of costs incurred in preparation for initiating the MBI-3253 Phase IIa trial.

Personnel costs were $0.8 million or 36% of research and development expenses in Q1/05 (Q1/04: $0.9 million or 26%; Q4/04: $0.8 million or 42%).

Other research and development expenses including non-clinical programs were $1.2 million or 55% of research and development expenses in Q1/05 (Q1/04: $0.7 million or 20%; Q4/04: $0.9 million or 47%).  The increase in Q1/05 costs is due to manufacturing process development activities in the MBI-2401 program during the quarter.

General and Corporate Expenses

General and corporate expenses for Q1/05 were $0.9 million (Q1/04: $1.0 million; Q4/04: $1.0 million).  Personnel costs were $0.6 million or 67% of general and corporate expenses in Q1/05 (Q1/04: $0.7 million or 70%; Q4/04: $0.7 million or 70%).

Capital Asset Expenditures and Amortization

Expenditures in Q1/05 for capital assets were $0.1 million ($0.3 million in Q1/04 including $0.2 million in assets acquired through a capital lease). Amortization expense for Q1/05 is $0.1 million (Q1/04: $0.1 million; Q4/04: $0.1 million).

Intangible Asset Expenditures, Write-Downs and Amortization

Expenditures in Q1/05 for intangible assets were $0.1 million (Q1/04: $0.3 million). Amortization expense for Q1/05 is $0.1 million (Q1/04: $0.1 million; Q4/04: $0.1 million). There were no write-downs of intangible assets during Q1/05 (Q1/04: $nil; Q4/04: $0.9 million).

Other Income and Expenses

Interest income for Q1/05 was $0.1 million (Q1/04: $0.2 million; Q4/04: $0.1 million), the decrease in Q1/05 as compared to Q1/04 is primarily due to lower average cash, cash equivalent and short-term investment balances. At July 31/04, we had $18.8 million (July 31/03: $22.5 million; April 30/04: $21.7 million) in cash, cash equivalents and short-term investments. The Company had a nominal foreign exchange gain in Q1/05 (loss of $0.1 million in Q1/04; nominal gain in Q4/04).

LIQUIDITY AND CAPITAL RESOURCES

At July 31, 2004 the Company's net working capital was $15.8 million (April 30, 2004: $19.1 million), a decrease of $3.3 million from April 30, 2004.  This decrease is primarily attributable to the Q1/05 loss.

Micrologix has financed its operations primarily through the sale of equity securities and through July 31, 2004, the Company has raised approximately $106 million in net proceeds. Licensing and collaboration revenues have also been an important source of funding for the Company. In August 2004 the Company received an additional $2.4 million as part of the collaboration and license agreement with Strata Pharmaceuticals (see "MBI-226: Prevention of Catheter-Related Infections"). Micrologix reviews its funding options on a regular basis and intends to seek additional equity and non-equity funding as required.

The Company uses redeemable/convertible preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates including the MitoKor transaction completed in August 2004 (See "BUILDING THE PRODUCT PIPELINE - Acquisition of MitoKor, Inc.").  The preferred shares provide the Company with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to the Company, to pay consideration in the future in cash and/or common shares (at the Company's option) based on the achievement of pre-determined product development milestones and to price any common shares issued upon conversion of the preferred shares at the time the milestones are achieved. Micrologix anticipates that it will continue to use preferred shares in this manner in the future.

In addition to the milestone payments associated with the Company's preferred shares the Company may in the future pursuant to license and acquisition agreements have to pay the following in respect of the lipopeptide, polyene, oligonucleotide and celgosivir programs: (i) up to additional US$3 million cash if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

OUTSTANDING SHARE DATA

As at September 10, 2004, there are:

  60,828,376 (July 31, 2004: 54,822,401; April 30, 2004: 54,820,901) common shares outstanding;

  14,600,000 (July 31, 2004 and April 30, 2004: 10,600,000) convertible redeemable preferred shares outstanding consisting of 350,000 Series A, 1,000,000 Series B, 5,250,000 Series C, 4,000,000 Series D and 4,000,000 Series E preferred shares. The 4,000,000 Series E preferred shares were issued on August 31, 2004 as part of the MitoKor acquisition (see "BUILDING THE PRODUCT PIPELINE - Acquisition of MitoKor, Inc."). The outstanding preferred shares represent US$14.6 million (July 31, 2004 and April 30, 2004: US$10.6 million) in potential future milestone payments in the lipopeptide (US$675,000), polyene (US$675,000), oligonucleotide (US$5,250,000), celgosivir (US$4,000,000) and MitoKor (US$4,000,000) programs.  These preferred shares are to be redeemed or converted from time to time upon the achievement of specified drug development and other milestones in the respective programs. During the next 12 months the Company estimates that up to 325,000 preferred shares (US$325,000) could become convertible or redeemable pursuant to these milestones which would result in a charge of US$325,000 to research and development expenses. Each series of preferred shares includes provision for the Company to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash.

  stock options outstanding for the purchase of 4,181,425 (July 31, 2004: 4,150,925; April 30, 2004: 3,895,475) common shares at an average exercise price per common share of $1.52 (July 31, 2004; $1.53; April 30, 2004: $1.57);

  warrants outstanding for the purchase of 5,851,664 (July 31, 2004 and April 30, 2004: 5,851,664) common shares at an average exercise price per common share of $1.56 of which warrants for the purchase of 1,970,414 common shares have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares; and

  warrants outstanding for the purchase of 128,862 (July 31, 2004 and April 30, 2004: nil) common shares at an average exercise price per common share of US$13.53.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During Q1/05, the Company incurred legal fees of $0.2 million [Q1/04 - $0.1 million] inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. This amount is payable under normal trade terms.

RISKS AND UNCERTAINTIES

Micrologix believes that its funds on hand at July 31, 2004, together with the up-front license fee and equity investment received in August 2004 from the license agreement with Strata (see "MBI-226: Prevention of Catheter-Related Infections"), approximately $0.5 million in cash net of payables from the MitoKor acquisition (see "BUILDING THE PRODUCT PIPELINE - Acquisition of MitoKor, Inc."), cost management efforts and expected interest income, should be sufficient for its operating and capital needs for approximately the next 18 to 21 months.  Our target annual burn rate for Fiscal 2005 is between $11 million and $13 million after taking into consideration the recent acquisition of Mitokor. To meet this target burn rate Micrologix may need to delay certain planned development activities, may sell or out-license certain development programs, and/or reduce other expenditures. The Company's cash flows and funding needs may vary, depending upon a number of factors, including collaborative and licensing arrangements with third parties including those anticipated for MBI-594AN, the breadth and progress of the Company's research and development programs and future decisions in respect thereof, the costs associated with clinical studies and the regulatory process, the achievement or non-achievement of product development milestones, the in-licensing or acquisition of additional products and/or technologies for development, the possibility of unanticipated costs and expenses, technological and market developments and the costs of obtaining and enforcing patent claims. In the future, Micrologix will need to raise additional funds in support of its operations.

Without additional funding and/or a partner to fund the further development of MBI-594AN, Micrologix may need to continue to delay initiation of certain MBI-594AN development activities (see "CLINICAL DEVELOPMENT PROGRAMS - MBI-594AN: Treatment of Acne). Failure to partner and/or unexpected developments with the US FDA could result in termination of the MBI-594AN program. If the Company is not successful in out-licensing the MBI-594AN program, terminates the program and/or determines that the carrying value of the program should be written down, this would not have a significant impact on operating results.

No product candidates being developed by Micrologix have been approved to be marketed commercially. The Company's business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that Micrologix's research and development activities will result in any commercially viable products.

Forward-looking Statements

This Management's Discussion & Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words "intends", "plans", "believes", "anticipates" or "expects" or similar words; that events "will", "may", "could" or "should" occur; and/or include statements concerning our strategies, goals, plans and expectations. Forward-looking statements in this MD&A include, but are not limited to: Strata initiating a Phase III for MBI-226 in the first half of calendar 2005; completing the out-licensing of MBI-594AN by the end of calendar 2004; obtaining the MBI-3253 Phase IIa trial results in the second quarter of calendar 2005; up to US$325,000 in milestones being achieved and payable in the next 12 months pursuant to the Company's preferred shares; and the Company's burn rate for Fiscal 2005 being between $11 million and $13 million; the Company's funds being sufficient for approximately the next 18 to 21 months. These forward-looking statements involve a number of significant risks and uncertainties that could cause actual results, achievements and/or other events to differ materially from those reflected in the forward-looking statements. These factors include, but are not limited to: the possibility that favourable relationships with licensees/collaborators cannot be established or, if established, will be abandoned by the licensees/collaborators before completion of product development; our early stage of development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; the possibility that we will not be able to raise adequate capital to fund our operations through the process of developing and testing a successful product or the risk that future financings will be completed with unfavourable terms; the fact that our technology is in the research stage and therefore the potential benefits for human therapy are unproven; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. For further information concerning these and other risks and uncertainties in the MD&A, see the Company's Annual Information Form and Annual Report on Form 20-F.  These risks and uncertainties should be considered when evaluating forward-looking statements, and undue reliance should not be placed upon forward-looking statements.

The Company's actual results, performance or achievement could differ significantly from those expressed in, or implied by, forward-looking statements.  Accordingly, Micrologix cannot assure that any of the events anticipated by our forward-looking statements will occur, or if they do, what impact they will have on our results of operations and financial condition.

Forward-looking statements are based on the beliefs, opinions and expectations of Micrologix' management at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change. Readers should not place undue reliance on forward looking statements.